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                                                                     EXHIBIT 99


Securities and Exchange Commission
Washington, DC


Arthur Andersen LLP has represented to Lodgian, Inc. that its audit of the consolidated financial statements of Lodgian, Inc. and Subsidiaries as of December 31, 2001 and for the year then ended was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.


/s/ Richard Cartoon
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Richard Cartoon
Executive Vice President and Chief Financial Officer